Exhibit 12.1

SENIOR HOUSING PROPERTIES TRUST

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000
Earnings:
Net income	$43,019		$40,229		$56,742		$45,874		$50,184		$17,018		$58,437
Fixed charges	34,585		30,910		41,836		37,899		30,210		7,334		15,366
Adjusted earnings	$77,604		$71,139		$98,578		$83,773		$80,394		$24,352		$73,803

Fixed charges:
Interest expense	$34,585		$30,910		$41,836		$37,899		$30,210		$7,334		$15,366
Ratio of earnings to fixed charges	2.2	x	2.3	x	2.4	x	2.2	x	2.7	x	3.3	x	4.8	x